UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FinServ Acquisition Corp. II

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

31809Y 103

(CUSIP Number)

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”). CUSIP number 31809Y 103 has been assigned to the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), which are quoted on Nasdaq Stock Market under the symbol “FSRX.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809Y 103

1	Names of Reporting Person. FinServ Holdings II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,300,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 8,300,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.6%
14	Type of Reporting Person OO

(1)	See Item 5 below. This figure includes (i) 7,499,999 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”), which the Sponsor (as defined below) elected to convert from Class B Common Stock (as defined below) previously held by the Sponsor on a one-for-one basis on January 30, 2023; (ii) 800,000 shares of the Class A Common Stock underlying the Placement Units (as defined below); and (iii) one share of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statements on Form S-1 (File Nos. 333-252672 and 333-253231). This figure excludes 200,000 shares of Class A Common Stock underlying Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination. Lee Einbinder, the Chief Executive Officer and Director of the Issuer, is the managing member of FinServ Holdings II LLC (the “Sponsor”) and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Einbinder disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 31809Y 103

1	Names of Reporting Person. Lee Einbinder
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 8,300,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 8,300,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.6%
14	Type of Reporting Person IN

(1)	See Item 5 below. This figure includes (i) 7,499,999 shares of the Issuer’s Class A Common Stock, which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on January 30, 2023; (ii) 800,000 shares of the Class A Common Stock underlying the Placement Units; and (iii) one share of the Issuer’s Class B Common Stock, which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statements on Form S-1 (File Nos. 333-252672 and 333-253231). This figure excludes 200,000 shares of Class A Common Stock underlying Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination. Lee Einbinder, the Chief Executive Officer and Director of the Issuer, is the managing member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Einbinder disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Schedule 13D/A”) is filed on behalf of FinServ Holdings II LLC, a Delaware limited liability company (the “Sponsor”), and Lee Einbinder (collectively, the “Reporting Persons”). This Schedule 13D/A is being filed on behalf of the Reporting Persons to update the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on March 3, 2021 (the “Schedule 13D”) as a result of the redemption of 25,040,997 shares of Class A Common Stock, as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on February 24, 2023. This Schedule 13D/A also reflects the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on January 31, 2023.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer:    FinServ Acquisition Corp. II (the “Issuer”)

c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105.

Item 2.	Identity and Background

(a) This Schedule 13D/A is filed by:

(i) the Sponsor, which is the holder of record of approximately 62.6% of the issued and outstanding shares of all classes of Common Stock of the Issuer (13,259,003) based on the number of shares of Class A Common Stock (13,259,002) and Class B common stock (1), outstanding as of February 27, 2023; and

(ii) Lee Einbinder, the Chief Executive Officer and Director of the Issuer and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Sponsor and Lee Einbinder is c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Einbinder is the Chief Executive Officer and Director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Einbinder is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $8,025,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on November 23, 2020, 7,187,500 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated November 23, 2020, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference. On February 17, 2021, the Issuer effected a stock dividend of 0.06 shares for each Founder Share outstanding, resulting in the Sponsor holding an aggregate of 7,618,750 founder shares (up to 993,750 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised).

On February 22, 2021, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 800,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated February 17, 2021, by and between the Issuer and the Sponsor (the “Unit Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D/A, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock (the “Placement Shares”) and one-quarter of one warrant, each whole warrant (each, a “Placement Warrant”) exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s final prospectus dated February 19, 2021).

On January 30, 2023, the Sponsor elected to convert on a one-for-one basis the 7,499,999 shares of Class B Common Stock into 7,499,999 shares of Class A Common Stock (the “Founder Conversion”). The 7,499,999 shares of Class A Common Stock issued to the Sponsor in connection with the Founder Conversion (“Founder Shares”) are subject to the same registration rights and restrictions as the Class B Common Stock before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the final prospectus for the Issuer’s IPO.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D/A.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Einbinder have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Items 7-11 of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 8,299,999 shares of Class A Common Stock and one share of Class B Common Stock, representing 62.6% of the total of the Issuer’s issued and outstanding Class A Common Stock. This amount excludes the 200,000 shares of Class A Common Stock underlying the Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

The foregoing beneficial ownership percentage is based on a total of 13,259,002 shares of issued and outstanding Class A Common Stock, and one share of issued and outstanding Class B Common Stock.

(b) Items 7-11 of the cover pages of this Schedule 13D/A are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 8,299,999 shares of Class A Common Stock and one share of Class B Common Stock reported in this Schedule 13D/A.

Mr. Einbinder is the Managing Member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Einbinder disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D/A which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D/A is incorporated by reference herein.

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on November 23, 2020, 7,187,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 937,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On February 17, 2021, the Issuer effected a 0.06 stock dividend for each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 7,618,750 Class B Common Stock (up to 993,750 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On February 22, 2021, in connection with the partial exercise of the underwriters’ over-allotment option, 118,750 Founder Shares were forfeited and the remaining Found Shares are no longer subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 2, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On February 22, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 800,000 Placement Units pursuant to the Unit Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Unit Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 23, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On February 17, 2021, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 23, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 17, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 23, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of November 23, 2020, by and between the Issuer and FinServ Holdings II LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed By the Issuer with the SEC on February 2, 2021).

Exhibit 10.2	Unit Subscription Agreement, dated as of February 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 23, 2021).

Exhibit 10.3	Insider Letter, dated as of February 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 23, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of February 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 23, 2021).

Exhibit 99.1	Joint Filing Agreement, dated March 3, 2021, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2023	FINSERV HOLDINGS II LLC

	By:	/s/ Lee Einbinder
		Name:	Lee Einbinder
		Title:	Managing Member

Date: February 28, 2023		/s/ Lee Einbinder
Lee Einbinder